UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________
Commission file number ________________
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
National Interstate Savings and Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286-9000

NATIONAL INTERSTATE
SAVINGS AND PROFIT SHARING PLAN
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2010

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 12

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	13
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
     National Interstate Savings and Profit Sharing Plan
Richfield, Ohio
We have audited the accompanying Statement of Net Assets Available for Benefits of the NATIONAL INTERSTATE SAVINGS AND PROFIT SHARING PLAN as of December 31, 2010 and 2009, and the related Statement of Changes in Net Assets Available for Benefit for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express a opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 1, during 2010, the Plan retrospectively adopted the changes related to classifying and measuring loans to participants in accordance with ASC 962 Plan Accounting-Defined Contribution Pension Plans.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of National Interstate Savings and Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held for investment purposes at end of year) as of December 31, 2010, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ MEADEN & MOORE, LTD.
Certified Public Accountants
June 28, 2011
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
National Interstate
Savings and Profit Sharing Plan

	December 31
	2010	2009
ASSETS
Receivable:
Receivable — Employer contributions	$662,168	$535,261
Notes receivable from participants	440,565	184,717

Total Receivables	1,102,733	719,978

Investments (at fair value):
American Funds Growth Fund of America	1,549,667	1,116,043
Thornburg International Value	1,446,421	1,137,343
MFS Fixed Fund	1,321,216	1,104,358
Eaton Vance Large Cap Value	1,199,365	840,362
Oppenheimer Main St Small Cap	1,157,604	829,980
MFS Lifetime 2030	983,522	519,739
Franklin Strategic Income	890,138	636,794
MFS Lifetime 2020	887,881	414,181
American CNT Livestrong 2045	571,515	392,522
Pimco Total Return Fund	503,392	197,049
MFS Value	461,052	346,846
MFS Lifetime 2010	350,543	205,684
MFS Conservative Allocation	340,039	99,664
Victory Special Value	310,212	180,391
National Interstate Corp Stock Fund	274,627	115,124
MFS Lifetime Retirement Income	39,447	23,674

Total Investments	12,286,641	8,159,754

Total Assets	13,389,374	8,879,732

LIABILITIES	—	—

Net Assets Reflecting all Investments at Fair Value	13,389,374	8,879,732

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	31,957	58,599

Net Assets Available for Benefits	$13,421,331	$8,938,331

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
National Interstate
Savings and Profit Sharing Plan

	Year Ended December 31
	2010	2009
Additions to Net Assets Attributed to:
Contributions:
Employer	$662,168	$535,261
Participants	1,175,525	932,354
Rollovers	2,052,184	8,329

Total contributions	3,889,877	1,475,944

Interest income	12,267	9,234
Net unrealized/realized appreciation	1,231,441	1,484,762

Total Additions	5,133,585	2,969,940

Deductions from Net Assets Attributed to:
Benefits paid to participants	649,235	236,474
Administrative expenses	1,350	1,800

Total Deductions	650,585	238,274

Net Increase	4,483,000	2,731,666

Net Assets Available for Benefits:
Beginning of Year	8,938,331	6,206,665

End of Year	$13,421,331	$8,938,331

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
1	Description of Plan

The following description of The National Interstate Savings and Profit Sharing Plan (the ‘Plan’) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began March 30, 1989, is a defined contribution plan covering all employees of National Interstate Corporation and its Subsidiaries (the ‘Company’) who meet the hour and age requirements.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (‘ERISA’).

Effective as of January 1, 2010, compensation shall exclude all bonuses other than annual Goal Share Bonuses and Management Bonuses.

As of July 1, 2010, Vanliner employees who were employees of UniGroup, Inc. or an affiliate of UniGroup, Inc. shall be permitted to make rollover contributions to the Plan including any outstanding plan loan notes.

Eligibility:

Any employee who has completed three months of service and has attained age 18 shall be eligible to participate in the Plan.

Contributions:

Cash or Deferred Option — Participants may elect to contribute to the Plan 1% to 100% of their compensation by the Company, subject to the dollar limit which is set by law.

Employer Contributions — The Company may make discretionary profit sharing contributions. These contributions are allocated to participants who meet the eligibility requirements to share in the contribution for the Plan year. Employees must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in this discretionary profit sharing contribution. Employees will have completed a year of service for purposes of receiving a discretionary profit sharing contribution if they are credited with at least 1,000 hours of service during a Plan year.

The contribution is an amount equal to a specified percentage of employees’ compensation as determined by the Company. The Company made contributions of $662,168 and $535,261 for the years ended 2010 and 2009, respectively.

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
1	Description of Plan, Continued

Contributions, continued:

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

On July 1, 2010, our principal insurance subsidiary, National Interstate Insurance Company (“NIIC”), completed the acquisition of Vanliner from UniGroup, Inc. (“UniGroup”). On December 31, 2010, approximately $2,000,000 of participant account balances were rolled over into the Plan from Vanliner employees and are included as contributions from rollovers within the statement of changes in net assets available for benefits.

Participants’ Accounts:

401(k) Accounts — Each participant’s account is credited with the participant’s elective contributions, employer discretionary contributions, earnings and losses thereon.

Vesting:

All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. Participants become 100% vested in Company contributions made prior to December 31, 2006, after five years of service and contributions made subsequent to December 31, 2006, after three years of service.

Forfeitures:

Forfeited non-vested accounts totaled $15,781 and $58,328 as of December 31, 2010 and 2009, respectively. The Company utilizes forfeiture amounts to pay Plan administrative expenses and employer contributions.

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
1	Description of Plan, Continued

Notes Receivable from Participants:

In September 2010, the FASB issued an amendment, Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. The amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measure at their unpaid principal balance plus any accrued but unpaid interest. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. There was no impact to the net assets as of December 31, 2010 and 2009, as a result of the adoption.

Loans are permitted under certain circumstances and are subject to limitations. For the period January 1, 2009, through October 31, 2009, participants could have no more than four outstanding loans borrowed from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Effective November 1, 2009, participants may have no more than two outstanding loans borrowed from their fund accounts. Loans are repaid over a period not to exceed five years with exceptions for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest. The Administrator determines a reasonable rate of interest, which is currently prime plus 1%. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 65; however, a participant may elect early retirement on or after age 55. The Plan also provides for early payment of benefits after reaching age 59-1/2.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant receives a lump sum amount equal to the vested value of his or her account unless another form of payment is elected.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
1	Description of Plan, Continued

Investment Options:

Upon enrollment in the Plan, a participant may direct his or her contributions in any of the investment options offered by the Plan.
2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting. Registered investment companies and common collective trusts are reported at fair market value as of the balance sheet date. Fair market values represent quoted market prices or, if quoted market prices are not available, estimated fair values as determined by a registered broker or investment banker. The fair value of the common collective trust, or investment contracts, are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Loans are valued at cost, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, ASC-962, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative fees are paid by the Company.

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
2	Summary of Significant Accounting Policies, Continued

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Upon full termination of the Plan, the Employer shall direct the distribution of the assets of the Trust Fund to Participants in a manner which is consistent with and satisfies the Distribution of Benefits provision of the Plan. Distributions to a participant shall be made in cash or through the purchase of irrevocable nontransferable deferred commitments from an insurer.

Risks and Uncertainties:

The Plan’s investments include investments in registered investment companies and a common collective trust that have varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Events or transactions occurring subsequent to December 31, 2010, and prior to the date of filing have been evaluated for potential recognition or disclosure herein.
3	Recent Accounting Pronouncements

In January 2010, the FASB issued an accounting standard update titled “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements”. This new guidance requires additional disclosures to be provided, including: 1) transfers in and out of Levels 1 and 2 and the reasons for the transfers, 2) additional breakout of asset and liability categories and 3) purchases, sales, issuances and settlements to be reported separately in the Level 3 roll forward. This guidance was effective for periods beginning after December 15, 2009, except for the item related to the Level 3 roll forward which is effective for periods beginning after December 15, 2010 and interim periods within those years. The adoption did not have a material impact on the Plan.

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
4	Tax Status

The Plan sponsor has obtained an opinon letter dated September 4, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Though the Plan has been amended, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
5	Investments

The Plan’s funds are invested in the various registered investment companies and a common collective trust through Hartford Retirement Services. Investments which constitute more than 5% of the Plan’s net assets are:

	2010	2009
MFS Fixed Fund	$1,321,216	$1,104,358
MFS Lifetime 2020	$887,881	N/A
Thornburg International Value	$1,446,421	$1,137,343
American Funds Growth Fund of America	$1,549,667	$1,116,043
Eaton Vance Large Cap Value	$1,199,365	$840,362
Oppenheimer Main St Small Cap	$1,157,604	$829,980
Franklin Strategic Income	$890,138	$636,794
MFS Lifetime 2030	$983,522	$519,739
6	Party-in-Interest Transactions

Certain Plan investments in 2010 and 2009 are registered investment companies managed by Reliance Trust Company. Therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management and administrative services.

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
7	Investment Contract with Insurance Company

The Plan entered into benefit-responsive contracts with Hartford Retirement Services. Hartford Retirement Services maintain the contributions in a general account. The account represents contributions and reinvested income, less any withdrawals plus accrued interest because the investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution other than at contract value.

As described in Note 2, because the contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the MFS Fixed Fund. Contract value, as reported by Hartford Retirement Services, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. In 2010 and 2009, the crediting interest rate with Hartford Retirement for the common collective trust was a rate not less than 0%, respectively. The interest rate is reviewed periodically for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of any such value event that would limit the Plan’s ability to transact at contract value with participants is probable.

The average yield and crediting interest rate of the contract with Hartford Retirement Services was 2.33% and 3.49% and 1.49% and 6.5%, respectively, during the year ended December 31, 2010 and 2009.

	MFS Fixed Fund
		Adjustment to
	Investments	Contract	Investments at
	at Fair Value	Value	Contract Value
2010	$1,321,216	$31,957	$1,353,173
2009	$1,104,358	$58,599	$1,162,957

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
8	Fair Value Measurements

The Company must determine the appropriate level in the fair value hierarchy for each applicable measurement. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical securities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices within Level 1 that are observable for the security, either directly or indirectly. Level 2 inputs include quoted prices for similar securities in active markets, quoted prices for identical or similar securities that are not active and observable inputs other than quoted prices, such as interest rate and yield curves. Level 3 inputs are unobservable inputs for the asset or liability. The Company uses the market approach valuation technique for all investments.

Level 1 consists of mutual funds that are registered investment companies and whose fair values are based on net asset values (NAV’s) that are readily and regularly available in an active market and a company common stock fund whose fair value is based on quoted prices of the Company’s common stock which is readily and regularly available in an active market. Level 2 consists of a Common collective trust whose fair value is based on quoted prices in both markets that are active and not active. There are no Level 3 investments at December 31, 2010 and 2009.

The following tables present the Plan’s investments categorized by the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009:

	December 31, 2010
	Level 1	Level 2	Total
Investments:
Mutual funds:
Balanced funds	$3,172,947	$—	$3,172,947
Growth funds	6,124,321	—	6,124,321
Fixed income funds	1,393,530	—	1,393,530

Total mutual funds	10,690,798	—	10,690,798
Company stock fund	274,627	—	274,627
Common collective trust	—	1,321,216	1,321,216

Total investments	$10,965,425	$1,321,216	$12,286,641

NOTES TO FINANCIAL STATEMENTS
National Interstate
Savings and Profit Sharing Plan
8	Fair Value Measurements, Continued

	December 31, 2009
	Level 1	Level 2	Total
Investments:
Mutual funds:
Balanced funds	$1,655,464	$—	$1,655,464
Growth funds	4,450,965	—	4,450,965
Fixed income funds	833,843	—	833,843

Total mutual funds	6,940,272	—	6,940,272
Company stock fund	115,124	—	115,124
Common collective trust	—	1,104,358	1,104,358

Total investments	$7,055,396	$1,104,358	$8,159,754

The Company uses the end of the reporting period as its policy for determining transfers into and out of each level. There were no significant transfers between Level 1 and Level 2 during the years ended December 31, 2010 and 2009.
9	Subsequent Events

As of January 1, 2011, an eligible employee shall become a participant in the Plan as of the first day of the first month coinciding with or next following the date on which the employee who has attained the age of 18 was hired.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
National Interstate
Savings and Profit Sharing Plan
34-1607396
Plan Number 001
December 31, 2010

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	MFS Lifetime Retirement Income	Registered Investment Company	N/A	$39,447
*	MFS Conservative Allocation	Registered Investment Company	N/A	340,039
*	National Interstate Corp Stock Fund	Common Stock	N/A	274,627
*	Victory Special Value	Registered Investment Company	N/A	310,212
*	PIMCO Total Return Fund	Registered Investment Company	N/A	503,392
*	MFS Lifetime 2010	Registered Investment Company	N/A	350,543
*	MFS Value	Registered Investment Company	N/A	461,052
*	American CNT Livestrong 2045	Registered Investment Company	N/A	571,515
*	MFS Lifetime 2020	Registered Investment Company	N/A	887,881
*	MFS Lifetime 2030	Registered Investment Company	N/A	983,522
*	Franklin Strategic Income	Registered Investment Company	N/A	890,138
*	Oppenheimer Main St Small Cap	Registered Investment Company	N/A	1,157,604
*	Eaton Vance Large Cap Value	Registered Investment Company	N/A	1,199,365
*	American Funds Growth Fund of America-R3	Registered Investment Company	N/A	1,549,667
*	Thornburg International Value	Registered Investment Company	N/A	1,446,421
*,^^	MFS Fixed Fund	Common Collective Trust	N/A	1,353,173

		Subtotal investments		12,318,598
*	Participant Loans	(interest at 3.25% to 10.25% at various maturity dates)	N/A	440,565

				$12,759,163

*	Party-in-interest to the Plan.
^^	Amount reported at contract value.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Interstate Savings and Profit Sharing Plan
By:	/s/ Julie A. McGraw
Julie A. McGraw
Vice President and Chief Financial Officer

Date: June 28, 2011